EXHIBIT 99.9
Notice to ASX/LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR)
21 January 2021

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (‘matching shares’), conditional upon satisfying the terms of myShare.

The following PDMRs acquired Rio Tinto shares under myShare and were allocated the same number of matching share awards as follows:

Security	Name of PDMR	Number of shares	Matching shares	Price per share	Date of transaction
Rio Tinto plc shares	Baatar, Bold	6.3003	6.3003	59.5208 GBP	18/01/2021
Rio Tinto plc shares	Barrios, Alfredo	12.5084	12.5084	59.5208 GBP	18/01/2021
Rio Tinto plc shares	Cunningham, Peter	6.3003	6.3003	59.5208 GBP	18/01/2021
Rio Tinto plc shares	Soirat, Arnaud	6.3003	6.3003	59.5208 GBP	18/01/2021
Rio Tinto plc shares	Stausholm, Jakob	6.3003	6.3003	59.5208 GBP	18/01/2021
Rio Tinto plc shares	Toth, Peter	6.3003	6.3003	59.5208 GBP	18/01/2021
Rio Tinto Limited shares	Vella, Ivan	10.1214	10.1214	118.56 AUD	18/01/2021

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares). Qualifying UK employees are also awarded Free Shares once a year.

The following PDMRs purchased Rio Tinto plc shares under the UKSP and were allocated the same number of matching shares as follows:

Security	Name of PDMR	Number of Shares Acquired	Matching shares	Price per Share GBP	Date of transaction
Rio Tinto plc shares	Baatar, Bold	6	6	59.5208	18/01/2021
Rio Tinto plc shares	Soirat, Arnaud	6	6	59.5208	18/01/2021
Rio Tinto plc shares	Stausholm, Jakob	6	6	59.5208	18/01/2021
Rio Tinto plc shares	Toth, Peter	6	6	59.5208	18/01/2021

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404